Exhibit 99.20

May 12, 2005	FOR IMMEDIATE RELEASE

Acclaim Energy Trust Announces

First Quarter 2005 Financial Results;

 Achieves Three Consecutive Quarters of Sustained Production

CALGARY, ALBERTA - Acclaim Energy Trust (“Acclaim” or the “Trust”) (AE.UN – TSX) is pleased to announce record financial and operating results for the three months ended March 31, 2005.

Highlights for the first quarter include:

•                  Average daily production for the quarter totaled 42,089 boe/d, an increase of 67 percent compared to the first quarter of 2004 and consistent with production reported for the fourth quarter of 2004.  Acclaim has now provided three successive quarters of production at or above 41,000 boe/d.

•                  Cash flow nearly doubled to $80.5 million in the quarter compared to $41.7 million last year.  Cash flow per unit increased 38 percent to $0.77 per unit compared to $0.56 per unit in the first quarter of 2004.

•                  Acclaim has provided consistent monthly distributions of $0.1625 per unit or $0.488 per unit for the quarter while maintaining a payout ratio of 63 percent.  To the end of the first quarter of 2005, Acclaim has provided 30 consecutive months of sustained distributions.

•                  Acclaim has delivered a total return to unitholders of 11 percent for the quarter.  Currently, Acclaim is providing a cash yield of 13 percent while continuing to maintain a conservative payout ratio.

•                  During the quarter, Acclaim focused on its optimization program and the completion and tie-in of wells drilled late in the fourth quarter of 2004.  The company also participated in the drilling of 20.0 gross (5.6 net) wells, resulting in 16.0 (3.9 net) natural gas wells and 4.0 (1.7 net) oil wells for a 100 percent success ratio.

A webcast of the President’s Presentation from the Annual General and Special Meeting will be held at Thursday, May 12 at approximately 3:00 p.m. Calgary time.  All unitholders are welcome to participate via Acclaim’s website at www.acclaimtrust.com.

2005 HIGHLIGHTS

Financial

	Three Months Ended March 31
($millions except per share amounts)	2005	2004	%

Gross revenue	171.2	91.7	87%
Cash flow from operations	80.5	41.7	93%
Per unit - basic	0.77	0.56	38%
Per unit - diluted	0.76	0.55	38%
Net earnings (loss)	(16.8)	5.0	—
Per unit - basic	(0.16)	0.07	—
Per unit - diluted	(0.16)	0.07	—
Distributions	50.9	36.4	40%
Per unit	0.4875	0.4875	—

Capital expenditures
Development expenditures	26.1	16.0	63%
Net capital expenditures	24.9	9.0	177%
Total assets	1,536.1	1,080.6	42%
Working capital (deficiency)	(11.6)	(1.3)	—
Long-term debt	334.8	226.0	48%
Unitholders’ equity	734.3	565.2	30%
Weighted average trust units outstanding (000s)	104,875	74,927	40%
Trust units outstanding at period end (including exchangeables) (000s)	105,396	75,244	40%

Operating

Production
Natural gas (mmcf/d)	104.1	81.6	28%
Crude oil (bbl/d)	19,043	9,616	98%
Natural gas liquids (bbl/d)	5,698	1,939	194%
Barrel of oil equivalent (boe/d) @ 6:1	42,089	25,162	67%

Average prices
Natural gas ($/mcf)	7.02	6.68	5%
Natural gas (net of financial instruments) ($/mcf)	7.06	6.50	9%
Crude oil ($/bbl)	51.09	39.08	31%
Crude oil (net of financial instruments) ($/bbl)	44.38	34.44	29%
Natural gas liquids ($/bbl)	34.93	32.29	8%

Drilling activity (gross)
Gas wells	16	10	—
Oil wells	4	6	—
Dry and abandoned	—	—	—
Total gross wells	20	16	—
Total net wells	5.6	5.8	—
Success rate (%)	100%	100%	—

MESSAGE TO UNITHOLDERS

The first quarter of 2005 represented another solid quarter of financial and operating results for Acclaim.  Since completing the ChevronTexaco acquisition on June 30, 2004, we have maintained production at or above 41,000 boe/d for three consecutive quarters and generated consistent cash flow of $75 to $80 million per quarter.  During that period, we have provided consistent distributions, maintained a payout ratio of 60 to 67 percent, kept our production flat and funded our cash distributions and capital expenditure program with cash flow from operations, a true measure of sustainability.  It also reflects the quality of our assets and exploitation opportunities.

Given the significant growth of Acclaim over the past two years, we initiated a review of our organizational effectiveness in the fourth quarter of 2004 to ensure the successful execution of our strategy.  We completed the review in the first quarter, which resulted in the reorganization of our technical staff to support an increased emphasis on internal development and to achieve a greater focus on cost control.  In addition, we are pleased to announce the appointment of Brian Evans as Vice President, General Counsel and Corporate Secretary in April.  Brian was previously with a large legal firm in Calgary and has worked with us on many significant transactions.

The Board of Directors of Acclaim is pleased to recommend two new director nominees to unitholders.  Daryl Gilbert, formerly CEO of Gilbert Laustsen Jung Associates Petroleum Engineers and Murray Frame, Chairman of Canoil are nominated and expected to be elected at the Annual Meeting, replacing Frank King and Carl Smith who have decided not to stand for re-election.  The Board and Management of Acclaim wish to sincerely thank Frank and Carl for their years of service to the Board since the Trust’s inception in April 2001.

FINANCIAL RESULTS

Acclaim’s gross revenue totaled $171.2 million for the three months ended March 31, 2005, up 87 percent from $91.7 million during the same period in 2004.  Revenue in the fourth quarter 2004 totaled $170.5 million.

Cash flow from operations increased to $80.5 million or $0.77 per basic unit, up 93 percent from $41.7 million or $0.56 per basic unit for the corresponding period in 2004.  Cash flow during the fourth quarter 2004 amounted to $75.6 million or $0.73 per basic unit.

Acclaim recorded a net loss during the first quarter of $16.8 million or $0.16 per basic unit as compared to net income of $5.0 million or $0.07 per basic unit for the three months ended March 31, 2004.  Net income in the fourth quarter 2004 totaled $25.7 million.

The first quarter net loss results from non-cash financial derivative losses of $56.1 million which were recorded in the period.  These non-cash losses at March 31, 2005 represent the estimated fair value to settle the financial contracts based on a mark-to-market calculation.  The actual gain or loss realized upon settlement could vary significantly depending on fluctuations in commodity prices.  This loss was offset by a future income tax recovery of $20.4 million.  Accounting standards require that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period.  Any changes in the fair value of the financial contracts are included in net earnings for the period.  This has and will continue to create significant volatility in net earnings, however the unrealized financial derivative losses have no impact on cash flow.

REVIEW OF OPERATIONS

Production in the first quarter continued to be strong, reflecting the third straight quarter since the ChevronTexaco acquisition of stable production. This production performance reflects Acclaim’s continued success in the exploitation of our assets, with first quarter volumes positively impacted by the large drilling programs we completed in late 2004.

First quarter volumes averaged 42,089 boe/d, comprised of 104.1 mmcf/d of natural gas, 19,043 bbl/d of oil and 5,698 bbl/d of natural gas liquids.

Given our concerns about the cost and availability of services in the first quarter, Acclaim accelerated the majority of its planned program from the first quarter of 2005 into the fourth quarter of 2004. This allowed the Company to take advantage of available services, complete these programs and accelerate the production volumes by one quarter. As a result of this decision, Acclaim was less active in the first quarter of the year. We drilled 1.0 gross operated (0.78 net) well and participated in the drilling of 19 gross (4.8 net) wells operated by our partners. These programs resulted in 20.0 successful wells (5.6 net), all of which are expected to be on stream in the second quarter of 2005.

In addition to the drilling program, Acclaim remained very active with our production optimization programs, continuing to add low cost production volumes.

Capital investment totaled $26.1 million, led by the completion of the tie-in and facility work from our Willesden Green and Pouce Coupe 2004 drilling programs. Acclaim has built facility and infrastructure capacity in both of these core areas to support our planned 2005 drilling and optimization activity.

Acclaim embarked in the first quarter on a sustained cost management strategy, targeting our total cash costs. The implementation of this strategy reflects Acclaim’s commitment to developing a low cost structure, leading to improved cash margins.

CASH DISTRIBUTIONS

During the first quarter of 2005, Acclaim paid total cash distributions of $50.9 million or $0.488 per trust unit, resulting in a payout ratio of 63 percent.  As at quarter end, Acclaim has provided unitholders with 30 consecutive months of consistent distributions.  Acclaim expects that it will maintain this level of distributions through 2005 while maintaining a payout ratio between 60 to 70 percent.

TAXABILITY OF UNITHOLDER DISTRIBUTIONS

Based on its current business and financial model, Acclaim continues to estimate that for 2005 income tax purposes, its distributions will be comprised of 30 to 40 percent return of capital and 60 to 70 percent income for Canadian investors.  For US investors, Acclaim continues to estimate that its distributions for 2005 will be 20 to 30 percent return of capital and 70 to 80 percent qualifying dividend income as computed under US income tax law.  This tax guidance is based on information available to Acclaim’s management as of May 12, 2005, and is subject to change based on a variety of circumstances including, but not limited to commodity prices, acquisitions, tax and royalty rates.  Actual taxable amounts will be provided in early 2006.

COMMODITY PRICE RISK MANAGEMENT

The price of West Texas Intermediate (WTI) crude averaged US$49.90 per barrel during the first quarter of 2005, up 42 percent from the average price of US$35.17 per barrel for the same period in 2004. Acclaim’s average crude oil price before adjustments for hedging was $51.09 per barrel compared to $39.08 per barrel for the comparable period in 2004. Although higher in outright levels, Acclaim’s corporate average price has been negatively affected by the sharp year over year increase in heavy oil differentials and the higher costs for the diluents used for heavy oil blending.  Although WTI increased 42 percent year over year, postings for Lloyd heavy crude at Hardisty increased by only 13 percent over the same period while Acclaim’s cost to purchase diluent for blending with its heavy oil increased by 52 percent.  It should be noted that although Acclaim’s total oil production increased by 98 percent year over year, its heavy oil production remained relatively unchanged thus muting the impact that Acclaim would have incurred on a corporate level from the erosion seen in heavy oil netbacks over the same period.

Crude oil prices have increased over the past year and are at historically high levels as a result of continued strong demand growth from China and the United States coupled with concerns that supply will not be able to grow at the same pace as demand in the future. Certain geopolitical events over the past few years have also caused concerns over the adequacy of supply causing further volatility in the price of crude oil as well as providing underlying support for the current pricing levels. Acclaim believes that even in the absence of geopolitical events, demand growth over the remainder of 2005 will be sufficient to keep prices at or near the levels seen in the first quarter.

The AECO Daily Index gas price averaged $6.90/mcf during the first quarter of 2005, up 7.5 percent from the average price of $6.42/mcf for the same period in 2004. Acclaim’s corporate average price during the first quarter was $7.02/mcf versus $6.68/mcf for the same period in 2004. In an effort to mitigate price volatility, Acclaim splits its natural gas sales evenly between the daily and monthly pricing indexes.

With the exception of the month of March, the winter of 2004/2005 was warmer than normal. As a result, natural gas inventory levels exited this winter’s withdrawal season at the second highest level in recent history. Despite the high inventory levels, natural gas prices have remained strong for a number of reasons. First, although the ability to physically substitute natural gas for heating oil is finite, there is no doubt that natural gas prices have benefited from the higher crude oil prices. Second, declining North American reserve replacement ratios has caused natural gas to be seen as a scarce resource. Third, natural gas prices are always vulnerable to the weather and high inventory levels as currently experienced, can be worked down quickly by an unusually hot summer or cold winter.

OUTLOOK

In our year end release, we noted our increased emphasis on exploitation and value enhancement within our existing assets.  Over the last three quarters we have sustained production with 30 to 40 percent of our cash flow while distributing the balance.  Given our success to date, the strength of commodity prices and the significant exploitation opportunities available, the Board of Directors has approved an expansion of our capital program from $100 million to an amount up to $150 million.  This additional $50 million in capital is being allocated primarily to our drilling program.  We have developed large programs that we will be executing through the balance of 2005. We are currently awaiting the end of break-up to re-enter the field, and have large drilling programs in place for Willesden Green, Pouce Coupe, Dodsland, Mitsue, Greater Furness and the Castor region.

In the Willesden Green and Gilby areas, we have 5 Cardium oil, 2 Rock Creek gas and 6 shallow gas wells scheduled for drilling as soon as conditions permit.  In addition, we are anticipating drilling a second program consisting of 4 Cardium oil wells, 2 Rock Creek gas and 16 shallow gas wells.  We will also continue with our ongoing optimization and stimulation program, as well as our waterflood development and optimization work.  Planned 2005 expenditures in Willesden Green are expected to be between $30 and $35 million.

At Mitsue, Acclaim is proposing a 10 well program with our partners.  In addition, we have developed a contingent second 10 well program for execution in early 2006.  This drilling program is in addition to 15 re-entries that we are planning this year.  Total gross investment is expected to be between $20 and $30 million, of which net expenditures to Acclaim would be $6 to $8 million.

At Dodsland, Acclaim will be following up our successful 25 well 2004 program with a 50 well program in third and fourth quarters 2005.  Dodsland is light, high netback oil, and this program is characterized by a very favorable recycle ratio.  We are forecasting our investment in the Dodsland property to be approximately $14.5 million in 2005.

At Pouce Coupe, Acclaim is following up on our successful 2004 drilling program with 4 wells planned in the third quarter 2005.

Other areas where Acclaim expects to conduct drilling and optimization work through the balance of 2005 include Greater Furness, Acheson and Castor.

The programs are balanced between light oil and natural gas with a moderate heavy oil component.  We now expect to drill between 120 and 140 wells in 2005.

As a result of strength in production performance and the increase in our capital expenditure program, we are increasing our production guidance from 38,500 to 39,500 boe/d to 40,000 to 41,000 boe/d.  This additional capital will be spent in the latter half of the year and therefore will not have a significant impact on our average daily production for 2005.  However, it will result in higher exit rates and stable production going into 2006.  The expanded capital program will be funded primarily from cash flow from operations.

Although we continue to evaluate acquisition opportunities, the acquisition market in Canada is competitive and expensive.  In early 2005, given the level of competition for assets in the Western Canadian Sedimentary Basin, we initiated a program to review opportunities outside of Canada.  Over the last two years, we have built a solid base of quality assets which include world class reservoirs and large pools.  Given the strength of our internal opportunities and our increased emphasis on exploitation, we will continue to pursue acquisition opportunities this year but will remain disciplined.

We look forward to reporting our progress over the balance of 2005.

Jack C. Lee	J. Paul Charron
Chairman	President & Chief Executive Officer
May 12, 2005

 ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s operations or financial results are included in Acclaim’s reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or by contacting Acclaim. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

Where reserves or production are stated on a barrel of oil equivalent  (boe) basis, natural gas volumes have been converted to a barrel of oil  equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

Management’s Discussion & Analysis

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2004, MD&A for the year ended December 31, 2004 and the unaudited Consolidated Financial Statements for the three months ended March 31, 2005. This MD&A is dated May 11, 2005. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  This discussion provides Management’s analysis of Acclaim’s historical financial and operating results and provides estimates of Acclaim’s future financial and operating performance based on information currently available.  Actual results will vary from estimates and the variances may be significant.  You should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations, which we define as net earnings before deducting non-cash expenses, to analyze operating performance and leverage.  Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated.  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:one(1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

HIGHLIGHTS

We are very pleased to announce our financial and operating results for the three months ended March 31, 2005.

•                  Production averaged 42,089 boe/d, a 67 percent increase from 25,162 boe/d reported for the same period a year earlier.  Fourth quarter 2004 production averaged 42,780 boe/d.

•                  Cash flow totaled $80.5 million, a 93 percent increase from $41.7 million reported a year earlier.  On a per unit basis, cash flow increased 38 percent to $0.77 per basic unit.

•                  Distributions remained unchanged at $0.1625 per unit per month and our payout ratio during the quarter approximated 63 percent and

•                  Our net debt to cash flow ratio is less than one times projected 2005 cash flow.

RESULTS OF OPERATIONS

On June 30, 2004, Acclaim completed the acquisition of certain petroleum and natural gas interests from ChevronTexaco Corporation (“ChevronTexaco”) for total cash consideration of $433.7 million.  The transaction was effective June 1, 2004 and closed on June 30, 2004.  As a result, production and related cash flow has been reflected in the results beginning July 1, 2004.

The assets acquired are located in the Central, Kaybob and Mitsue areas of Alberta as well as in Manitoba.   Production from these assets at the time of acquisition approximated 17,000 boe/d including 11,450 bbl/d of oil and NGL’s and 37.5 mmcf/d of natural gas.

Selected Quarterly Financial Information

($000s except per share amounts)	2005	2004				2003
Earnings Information	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31

Petroleum and natural gas sales	171,201	170,504	167,894	91,407	91,709	76,631	77,021	64,129	71,255
Cash flow from operations(1)(2)	80,498	73,029	77,357	39,246	41,745	35,708	34,871	34,522
Per unit - basic	0.77	0.70	0.79	0.49	0.56	0.49	0.53	0.63
Per unit - diluted	0.77	0.69	0.73	0.47	0.55	0.49	0.52	0.63
Net earnings (loss)(1)(2)	(16,825)	23,080	(1,455)	3,343	4,975	(569)	3,036	31,879	7,429
Per unit - basic	(0.16)	0.22	(0.01)	0.04	0.07	(0.01)	0.05	0.53	0.13
Per unit - diluted	(0.16)	0.22	(0.01)	0.04	0.07	(0.01)	0.05	0.52	0.13

(1)Net earnings (loss), cash flow from operations and per unit amounts have been restated as a result of a change in accounting policy for convertible debentures.

(2)When calculating the weighted average number of units at the end of a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, whereas in the year to date calculation those units are weighted according to the date of issue.  Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Acclaim’s financial results for the three months ended March 31, 2005, were impacted by strong production volumes, strong crude oil prices and significant cash and non-cash financial derivative losses.

Production volumes were very strong, averaging 42,089 boe/d during the quarter, essentially unchanged from 42,780 boe/d reported for the fourth quarter 2004.  Commodity prices maintained their strength during the quarter with the West Texas Intermediate (“WTI”) price averaging US$49.90 per barrel as compared to US$48.28 in the fourth quarter 2004.  Natural gas prices averaged $7.02/mcf as compared to $6.91/mcf during the fourth quarter 2004.

Cash flow of $80.5 million was slightly better than the $75.6 million reported in the fourth quarter 2004.  The combination of stronger commodity prices offset by realized financial derivative losses and lower cash costs for operating and general and administrative expenses contributed to the increase.

The first quarter loss resulted primarily from non-cash financial derivative losses of $56.1 million offset by a future income tax recovery of $20.4 million.  These non-cash losses, required under generally accepted accounting principles, represent the fair value of the derivative contracts as at March 31, 2005.

Production

	Three Months Ended March 31
Production	2005	2004
Natural gas (mmcf/d)	104.1	81.6
Crude oil (bbl/d)	19,043	9,616
Natural gas liquids (bbl/d)	5,698	1,939
Barrel of oil equivalent (boe/d, 6:1)	42,089	25,162
Percentage crude oil and natural gas liquids	59%	46%

Crude oil and natural gas liquids production for the three months ended March 31, 2005 averaged 24,741 bbl/d, a 114 percent increase over the 11,555 bbl/d reported for the corresponding period in 2004.

Natural gas sales for the first three months of the year averaged 104.1 mmcf/d, 28 percent higher than the 81.6 mmcf/d reported for the three months ended March 31, 2004.

On a barrel of oil equivalent basis, production during the first quarter increased 67 percent to 42,089 boe/d as compared to 25,162 boe/d a year earlier.  Fourth quarter 2004 production averaged 42,780 boe/d.

The significant production increases result from the acquisition of the ChevronTexaco assets.  Usual production declines during the quarter were partially offset by our internal drilling program which included 50 net wells in the fourth quarter 2004 and an extensive workover program.  Although much of the winter drilling program was tied in during the first quarter, there remains production of approximately 1,500 boe/d which will not be brought on production until the second quarter 2005.

Petroleum and Natural Gas Sales

	Three Months Ended March 31
Revenue ($000s)	2005	2004
Natural gas	$65,731	$51,074
Crude oil and natural gas liquids	105,470	40,635
Petroleum and natural gas sales	$171,201	$91,709

Petroleum and natural gas sales, before royalties and transportation costs increased to $171.2 million for the three months ended March 31, 2005, up 87 percent from $91.7 million reported for the corresponding period in 2004.  Revenue for the first quarter was essentially unchanged from the $170.5 million recorded in the fourth quarter 2004.

Revenues year-over-year have been impacted by increased production volumes associated with the ChevronTexaco acquisition which closed June 30, 2004, the appreciation in the exchange rate of the Canadian dollar relative to the US dollar and the increase in the WTI price of crude oil.

Commodity Prices

The price of West Texas Intermediate crude averaged US$49.90/bbl during the first three months of 2005, up 42 percent from the average price of US$35.17/bbl for the same period in 2004.  WTI during the quarter increased 2 percent from an average of US$48.28/bbl in the fourth quarter 2004.

For the three months ended March 31, 2005, we received an average oil price of $51.09/bbl as compared to $39.08/bbl for the comparable period in 2004.  Our average oil price during the quarter increased 6 percent from an average of $48.18/bbl reported during the fourth quarter 2004.  Acclaim’s corporate average price has been negatively affected by the sharp year-over-year increase in heavy oil differentials and higher costs for diluent used for heavy oil blending.

Crude oil prices are at historic levels as a result of strong demand from China and the United States coupled with concerns that supply will not be able to keep pace with short term demand.  We anticipate demand growth over the remainder of 2005 will be sufficient to keep prices at or near levels seen in the first quarter.

Our average natural gas price was $7.02/mcf for the three months ended March 31, 2005 as compared to $6.68/mcf during the same period in 2004.

The AECO Daily Index gas price averaged $6.90/mcf during the first quarter of 2005, up 7.5 percent from the average price of $6.42/mcf for the same period in 2004.  In an effort to mitigate price volatility, we allocate our natural gas sales equally between the daily and monthly price indexes.

With the exception of the month of March, our most recent winter was warmer than normal.  Natural gas inventory levels exited this winter’s withdrawal season at the second highest level in recent history.  Despite the high inventory levels, natural gas prices have remained strong.  Natural gas prices are always vulnerable to the weather.  High inventory levels as currently experienced can be depleted quickly by an unusually hot summer or cold winter.

The Canadian dollar continues to show strength, averaging US$0.8150 during the quarter.  As the price of WTI crude oil is quoted in US dollars, appreciation in the Canadian dollar reduces the average price received for our production.  To mitigate the impact of exchange rate fluctuations, we have entered into foreign exchange contracts on a portion of our  2005 cash flows as follows:

	Derivative	Strike-Barrier	US $ Amount	Term

2005	Variable rate	CDN$1.2400 - CDN$1.3625	$2,000,000	January 1, 2005 - June 1, 2005
	Variable rate	CDN$1.2400 - CDN$1.3905	$3,000,000	January 1, 2005 - December 31, 2005
	Variable rate	CDN$1.2000 - CDN$1.3605	$2,000,000	July 1, 2005 - December 31, 2005

Petroleum And Natural Gas Transportation

It had been industry practice in prior periods for companies to net transportation charges against petroleum and natural gas sales rather than showing transportation as a separate item on the Statement of Earnings.  Effective January 1, 2004, we have presented sales before the deduction of transportation charges and have also presented transportation expenses on the Statement of Earnings.  Prior periods have been reclassified for comparative purposes.  This adjustment has no impact on net earnings or cash flow.

Commodity Price Risk Management

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements.  This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on capital development and acquisition activities.  For the three months ended March 31, 2005, we realized a net derivative loss of $11.1 million related to financial derivative instruments put in place to manage commodity price risk.

Unrealized Loss On Financial Derivatives

Accounting standards require that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period.  Any changes in the fair value of the financial contracts are included in net earnings for the period.  At March 31, 2005, we recorded a current financial derivative liability of $56.3 million and a long-term financial derivative liability of $12.9 million.  The estimated fair value is based on a mark-to-market calculation as at March 31, 2005 to settle the financial contracts.  The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices.  At March 31, 2005, Acclaim recorded an unrealized financial derivative loss of $56.1 million, a direct result of a significant increase in the price of West Texas Intermediate crude oil.

The following financial derivative contracts have been put in place as noted below:

Commodity Contracts	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Natural Gas
Fixed price volume (Gj/d)	5,000	5,000	5,000	1,667	—
Fixed Price average ($/Gj)	$7.00	$7.00	$7.00	$7.00	—
Participating swaps (Gj/d)	—	5,000	5,000	8,333	10,000
Participating swaps ($/Gj)	—	$6.00	$6.00	$7.00	$7.00
Collar volume (Gj/d)	40,000	30,000	30,000	20,000	15,000
Collar floors ($/Gj)	$6.40	$6.00	$6.00	$6.50	$7.00
Collar caps ($/Gj)	$10.51	$8.17	$8.17	$9.29	$10.42
Call spreads (Gj/d)	5,000	—	—	—	—
Call spreads bought ($/Gj)	$9.00	—	—	—	—
Call spreads sold ($/Gj)	$11.50	—	—	—	—
Calls sold (Gj/d)	3,000	3,000	3,000	1,000	—
Calls sold ($/Gj)	$2.80	$2.80	$2.80	$2.80	—
Total volume hedged (Gj/d)	53,000	43,000	43,000	31,000	25,000

Crude Oil
Fixed price volume (bbl/d)	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Fixed price average ($US/bbl)	$40.03	$40.03	$40.03	$40.03	$40.03	$40.03	$40.03	$40.03
Participating swaps (bbl/d)	—	—	—	—	1,000	1,000	1,000	1,000
Participating swaps ($US/bbl)	—	—	—	—	$47.50	$47.50	$47.50	$47.50
Collar volume (bbl/d)	7,667	8,000	8,000	8,000	2,500	2,500	2,500	2,500
Collar floors ($US/bbl)	$30.61	$31.00	$31.00	$31.00	$41.00	$41.00	$41.00	$41.00
Collar caps ($US/bbl)	$38.94	$39.41	$39.41	$39.41	$54.91	$54.91	$54.91	$54.91
Call spreads (bbl/d)	—	—	500	500	—	—	—	—
Call spreads bought ($US/bbl)	—	—	$41.00	$41.00	—	—	—	—
Call spreads sold ($US/bbl)	—	—	$48.00	$48.00	—	—	—	—
Total volume hedged (bbl/d)	9,167	9,500	10,000	10,000	5,000	5,000	5,000	5,000

Royalties

	Three Months Ended March 31
Royalties ($000s, except as indicated)	2005	2004
Royalties, net of ARTC	$37,174	$17,010
Percentage of petroleum and natural gas revenue	22%	19%
$/boe	$9.81	$7.43

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial governments.  Overriding royalties are also paid to other parties according to contracts.  In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown’s share of production based on a monthly established Alberta Reference Price.  The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances.  There is a maximum rate of 30 percent for new gas and 45 percent on old gas.  The vast majority of our gas production is from new gas.  In today’s gas price environment, we are subject to the maximum rates.  Gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta with a significant portion in Saskatchewan.  Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

During the first quarter 2005, royalties averaged $9.81/boe or approximately 22 percent of Acclaim’s total petroleum and natural gas sales price (before financial derivatives) of $45.20/boe.  This compares to $7.43/boe or 19 percent of the average sales price reported for the same period in 2004.  Royalty rates associated with the ChevronTexaco assets have a slightly higher effective rate as the assets have essentially been depreciated for gas cost allowance purposes.

We anticipate, based on current commodity prices, that the average royalty rate for the remainder of 2005 will approximate 22 percent.

Operating Costs

	Three Months Ended March 31
Operating Costs ($000s, except as indicated)	2005	2004
Operating costs	$30,040	$16,953
$/boe	$7.93	$7.40

Our operating costs net of processing fees for the three months ended March 31, 2005, increased to $30.0 million as compared to $17.0 million during the same period a year earlier primarily as a result of increased production volumes.  On a unit-of-production basis, operating costs averaged $7.93/boe as compared to $7.40/boe during the same period a year earlier.  During the fourth quarter 2004, operating costs totaled $32.0 million or $8.12/boe.

Although operating costs have increased on a unit-of-production basis, we are committed to managing operational efficiencies and maximizing field netbacks in all areas where we do business.

General and Administrative Expenses

	Three Months Ended March 31
General and Administrative Expenses ($000s, except as indicated)	2005	2004
G&A expenses	$7,252	$4,093
Overhead recoveries	(2,457)	(673)
Net G&A expenses	$4,795	$3,420
$/boe	$1.27	$1.49

General and administrative expenses net of overhead recoveries totaled $4.8 million for the three months ended March 31, 2005, as compared to $3.4 million during the same period in 2004.  On a unit-of-production basis, general and administrative expenses have decreased quarter over quarter from $1.48/boe in the fourth quarter 2004 to $1.27 /boe in the first quarter 2005.

During the quarter, unit-based compensation recorded in general and administrative expenses related to the first vesting date of the Employee Unit Award Incentive Plan totaled $0.3 million.  The Restricted Unit Incentive Plan provides for payment in cash and/or units.  At January 5, 2005, 243,000 trust units were issued from treasury, in addition to the cash amounts paid.

For 2005, we anticipate general and administrative expenses to average $1.25/boe.

Compensation Expense

During the quarter we recorded a non-cash compensation expense of $2.4 million.  Compensation expense approximated the change in fair value (based on period end prices and the vesting period) of the Restricted and Performance Units.

Interest Expense on Bank Debt

	Three Months Ended March 31
Interest Expense ($000s)	2005	2004
Interest expense	$2,957	$2,840
Bank loans	$334,800	$226,029

Interest expense, representing interest on bank debt increased to $3.0 million or $0.78/boe from $2.8 million or $1.24/boe a year earlier.  Average debt levels have increased as a result of the acquisition made during 2004 and amounts paid to suppliers associated with the Acheson 2-26 incident.  Approximately $30.5 million had been expended to March 31, 2005 associated with this incident with insurance recoveries to date totaling $8.0 million.  At March 31, 2005, $334.8 million was drawn under our facility.

Although interest rates continue to be favourable and are not expected to increase substantially in the short-term, interest expense will increase period over period as a result of higher debt levels.  Average interest rates incurred by Acclaim during the first quarter 2005 averaged approximately 4 percent.

Interest Expense on Convertible Debentures

Effective January 1, 2005, the Trust retroactively adopted the changes to Canadian Institute of Chartered  Accountants Standard S.3860, Financial Instruments.  This new accounting standard requires the Trust to include convertible debentures as a component of long-term debt with the value of the conversion feature of the debentures classified as equity.  Over the term of the debentures the debt portion will acrete up to the principal balance at maturity with the charge going to interest expense.  The related interest expense has been classified as interest expense on the Consolidated Statements of Earnings.  This change has been adopted retroactively.

Interest expense on convertible debentures totaled $1.9 million for the three months ended March 31, 2005.

Depletion, Depreciation and Amortization

The current quarter provision for depletion, depreciation and amortization totaled $58.0 million as compared to $29.5 million for the same period in 2004. On a unit-of-production basis, depletion, depreciation and amortization costs averaged $15.30/boe as compared to $13.46/boe during the same quarter in 2004.

The dollar increase is due to a higher depletable base as a result of the ChevronTexaco asset acquisition and higher production volumes.  Depletion on a unit-of-production basis has increased as a result of the shorter reserve life index associated with one property acquired with the ChevronTexaco assets.

Asset Retirement Obligations

As of March 31, 2005, the amount recorded as the fair value of our abandonment and reclamation obligations liability was $59.6 million.  During the three months ended March 31, 2005, Acclaim incurred $0.3 million of actual abandonment and reclamation costs and recorded accretion of $1.2 million.

Income Taxes

For the three months ended March 31, 2005, the Trust recorded a future income tax recovery of $20.4 million.  The recovery is mainly a result of the unrealized loss on financial derivatives.

Net Earnings (Loss) Per Unit Of Production

	Three Months Ended
	March 31		December 31
($/boe)	2005	2004	2004
Petroleum and natural gas revenue	$45.20	$40.05	$43.32
Less:
Royalties	9.81	7.43	9.24
Operating costs	7.93	7.40	8.12
Transportation costs	0.55	0.97	0.74
Net operating income	26.91	24.25	25.22
General and administrative	1.27	1.49	1.48
Interest on long-term debt	0.78	1.24	0.85
Interest on convertible debentures	0.49	0.34	0.49
Unit-based compensation - cash paid	—	0.30	—
Realized loss on financial derivatives	2.93	2.35	3.52
Current and large corporation tax	0.18	0.30	0.17
Cash flow from operations	21.26	18.23	18.71
Depletion, depreciation and amortization	15.31	12.87	15.74
Accretion	0.31	0.28	0.77
Unrealized (gain) loss on financial derivatives	14.82	4.84	(7.28)
Future income taxes (recovery)	(5.39)	(2.18)	2.65
Non-cash unit-based compensation	0.64	0.25	0.81
Net earnings (loss)	$(4.43)	$2.17	$6.02

Cash Flow

	Three Months Ended March 31
Cash Flow ($000s)	2005	2004
Cash flow from operations	$80,498	$41,745
Unitholders’ equity	$734,371	$565,236

For the three months ended March 31, 2005, our cash flow from operations totaled $80.5 million, a 93 percent increase from the $41.7 million recorded during the same period in 2004.  On a per unit basis, cash flow totaled $0.77 per basic unit, 38 percent higher than the $0.56 per basic unit recorded for the three months ended March 31, 2004.  Cash flow on a per unit basis was impacted by a 40 percent increase in weighted average trust units outstanding to 104.9 million units due to the conversion of debentures and equity issued during 2004 to fund acquisitions and reduce bank indebtedness.  Our weighted average units outstanding totaled 104.9 million for the quarter ended March 31, 2005, as compared to 74.9 million for the same period in 2004.

Cash Distributions

	Three Months Ended March 31
($000s except as indicated)	2005	2004
Cash flow from operations	$80,498	$41,745
Cash distributions	$50,902	$36,259
Distributions per unit ($)	$0.4875	$0.4875
Payout ratio (%)	63%	87%

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures.  Although the level of cash retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted cash flows, debt levels spending plans, and taxability.  Given the strength of current commodity prices, we feel it is prudent to maintain our payout ratio at a conservative level.  Cash flow in excess of distributions will be available to fund the 2005 capital expenditure program or reduce bank indebtedness.

For the three months ended March 31, 2005, the payout ratio decreased to 63 percent as we generated $80.5 million of cash flow from operations and distributed $50.9 million.  Our payout ratio in 2004 averaged 74 percent, including a fourth quarter 2004 payout ratio of 67 percent.

Dependent on commodity prices, we expect our payout ratio for the remainder of 2005 to approximate 60 to 70 percent.

Taxation of Cash Distributions

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property.  The summary is not exhaustive in nature and is not intended to provide legal or tax advice.  Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, Trust units are qualified investments for RRSP’s, RRIF’s, RESP’s and DPSP’s.  Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year.  An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition.  To the extent the unitholders’ ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders’ ACB will be brought to nil.

Acclaim paid $1.95 per Trust unit in cash distributions to unitholders during the period February 2004 to January 2005.  For Canadian tax purposes, 56.66 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 43.34 percent is taxable as other income.

The taxability of our distributions changed during 2004, a direct result of increased cash flows due to strong commodity prices and limited tax pools associated with the assets acquired from ChevronTexaco.

For 2005, Acclaim estimates that 60 to 70 percent of cash distributions will be taxable and 30 to 40 percent will be a tax-deferred return of capital.  Actual taxable amounts may vary depending on production, volumes, commodity prices and other factors.

US Taxpayers

Prior to 2005, US unitholders who receive cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law.  Recent legislative changes which took effect on January 1, 2005, impose an additional 15 percent withholding tax on the non-taxable portion of the distribution.  US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles.  The taxable portion so determined, is considered to be a dividend for US tax purposes.  For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis).  The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition.  However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid $US1.50 per trust unit to US residents during the calendar year 2004 of which 47.49 percent was taxable as a qualified dividend and 52.51 percent a tax-deferred return of capital.

For 2005, we estimate that 70 to 80 percent of distributions may be taxable and 20 to 30 percent may be a tax-deferred return of capital.  Actual taxable amounts may vary depending on production, commodity prices, and other factors and will be updated throughout the year as information becomes available.

Capital Expenditures

	Three Months Ended March 31
Capital Expenditures ($000s)	2005	2004
Land	$508	$2,142
Geological and geophysical	1,537	249
Drilling, completion and equipping	10,883	3,640
Workovers and recompletions	5,923	4,186
Production equipment and facilities	7,212	5,759
Net development expenditures	26,063	15,976
Office equipment	661	336
Other property acquisitions	—	1,631
Property dispositions	(1,833)	(8,906)
Net capital expenditures	$24,891	$9,037

For the three months ended March 31, 2005, expenditures for development activities totaled $26.1  million as compared to $16.0  million during the same period in 2004.  A total of 20 gross (5.6 net) wells were drilled during the first quarter, compared to 16 gross (5.8 net) wells during the same period in 2004 resulting in 16 gross (3.9 net) natural gas wells, 4 gross (1.7 net) oil wells. The primary focus again this quarter was on well and facility optimization in areas that provide additional upside opportunity.

Drilling expenditures included costs associated with the completion ($2.3 million) and equipping ($4.5 million) of wells drilled in the fourth quarter 2004.

For the remainder of 2005 the Trust has plans to drill more than 120 operated wells.  Our 2005 capital budget as approved by the Board of Directors totals $150 million for exploitation and development activities.  Based on current commodity prices, these projects will be financed primarily with internally generated cash flow.

Guarantees/Off-Balance Sheet Arrangements

The Trust has no guarantees or off-balance sheet arrangements.

Capital

As at March 31, 2005, we had issued capital of 105.0 million trust units and at April 30, 2005, we had issued capital of 105.1 million trust units.

Our trust units were consolidated on a one (1) for 2.5 basis during the second quarter of 2003.  This has resulted in retroactive restatement of all trust units, employee stock options and other per unit information.

a) Trust Units ($000s)	Number of Units (000s)	Amount ($000s)
Balance, December 31, 2004	103,580	$1,003,294
Issued pursuant to equity offerings, net of costs	—	(264)
Conversion of exchangeable shares	401	3,790
Conversion of 8% debentures	466	6,295
Conversion of 11% debentures	100	972
Issued for employee savings plan	44	654
Distribution reinvestment plan	134	1,947
Employee unit incentive plan	243	3,478
	104,968	1,020,166
Unit purchase loan receivable	—	(1,032)
Balance, March 31, 2005	104,968	$1,019,134

b) Exchangeable Shares ($000s)	Number of Units (000s)	Amount ($000s)
Balance, December 31, 2004	808	$7,837
Shares exchanged	(401)	(3,790)
Adjustment to exchange ratio for distributions	21	—
Balance, March 31, 2005	428	$4,047

Employee Unit Award Incentive Plan

On May 19, 2004, the unitholders of Acclaim approved a new unit award incentive plan to replace the Option Plan.  The new plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates.  The Restricted Units vest over a three-year period.  The Performance Units vest on the third anniversary of the date of the grant.  The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies.  A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held.  The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of March 31, 2005, there were 826,899 Restricted Units and 467,650 Performance Units outstanding entitling holders to 1,345,158 units upon vesting.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $425 million including a $400 million revolving facility and a $25 million operating facility.  Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders.  The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period.  If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period.  The loan has therefore been classified as long-term on the balance sheet.

At March 31, 2005, $334.8 million was drawn under the facility.  Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed.  At March 31, 2005, Acclaim had working capital deficiency of $11.6 million.

On June 15, 2004, we issued $75.0 million, 8% convertible extendible unsecured subordinated debentures.  The convertible extendible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0 percent, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit.  The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

In December 2002, we issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures.  The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit.

Convertible Debentures ($000s)	Number of Units Available on Conversion (000s)	Amount ($000s)
i) 8% Convertible Debentures
Balance, December 31, 2004	5,401	$72,901
Converted to units during the period	(466)	(6,295)
Balance, March 31, 2005	4,935	66,606

ii) 11% Convertible Debentures
Balance, December 31, 2004	672	6,562
Converted to units during the period	(100)	(972)
Balance, March 31, 2005	572	5,590
Total, March 31, 2005	5,507	$72,196

The total amount of the debentures have been classified as debt as the fair value of the conversion feature was determined to be negligible.  Issue costs will be amortized over the term of the debentures, and the debt portion will accrete up to the principal balance at maturity.  The accretion, amortization of  issue costs and the interest paid are expensed within interest expense on the consolidated statement of earnings.

Liquidity and Capital Resources ($000s)	March 31 2005
Long term debt	$334,800
Working capital deficiency	11,624
Net debt(1)	346,424

Units outstanding (000s)	104,968
Trust unit price	15.21
Market value	1,596,563

Convertible debentures	72,196
Total capitalization	$2,015,183

(1)  Net debt excludes the 8% and 11% convertible debentures.

CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta.  Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005.  The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively.  Total costs associated with the incident are currently estimated to approximate $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site.  Acclaim is currently working through the claims process with its insurers.  At March 31, 2005, costs approximating $33.9 million had been incurred of which $30.5 million has been paid to suppliers for services provided.  Insurance recoveries to date total $8.0 million.

As the reclamation and claims process is ongoing, the financial impact of the incident on Acclaim if any, is currently not determinable.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust’s annual information form for the period ended December 31, 2004, is available on the Trust’s SEDAR company profile at www.sedar.com.

Consolidated Balance Sheets

($000s)	March 31 2005	December 31 2004
	(unaudited)	(Restated - Note 2)
ASSETS
Current Assets
Accounts receivable	$121,659	$110,667
Prepaid expenses and deposits	13,771	13,605
Deferred financial derivative loss (Note 8)	1,963	2,818
	137,393	127,090
Property, plant and equipment, net (Note 3)	1,307,751	1,340,846
Goodwill	87,954	87,954
Deferred financing charges, net of amortization (Note 2)	3,006	3,311
Total assets	$1,536,104	1,559,201

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$75,658	$123,957
Distributions payable	17,056	16,831
Financial derivative liability (Note 8)	56,303	13,911
	149,017	154,699
Bank debt	334,800	283,845
Convertible debentures (Note 5)	72,196	79,463
Hedging obligation and other liabilities	136	191
Financial derivative liability (Note 8)	12,892	—
Future income taxes	173,130	193,537
Asset retirement obligations (Note 4)	59,562	58,649
	801,733	770,384

UNITHOLDERS’ EQUITY
Capital (Note 6)	1,019,134	1,002,063
Exchangeable shares (Note 6)	4,047	7,837
Accumulated earnings	79,196	96,021
Accumulated distributions (Note 7)	(368,006)	(317,104)
	734,371	788,817
Total liabilities and unitholders’ equity	$1,536,104	$1,559,201

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

Jack C. Lee
Chairman of the Board	J. Paul Charron, CA
President and Chief Executive Officer

Consolidated Statements of Earnings and Accumulated Earnings

	Three Months Ended March 31
($000s except per unit amounts, unaudited)	2005	2004
		(Restated- Note 2)
REVENUE
Petroleum and natural gas sales	$171,201	$91,709
Royalty expense (net of Alberta Royalty Tax Credit)	(37,174)	(17,010)
	134,027	74,699
EXPENSES
Operating	30,040	16,953
Transportation	2,095	2,213
General and administrative	4,795	3,420
Interest	2,957	2,840
Interest on convertible debentures (Note 2)	1,859	776
Unit-based compensation (Note 6)	2,432	1,258
Depletion, depreciation and amortization	57,986	29,477
Accretion	1,173	645
Realized loss on financial derivatives	11,100	5,373
Unrealized loss on financial derivatives (Note 8)	56,139	11,071
	170,576	74,026
Earnings (loss) before taxes	(36,549)	673
Provision for capital taxes	683	690
Provision for future income taxes (recovery)	(20,407)	(4,992)

NET EARNINGS (LOSS)	(16,825)	4,975
Accumulated earnings, beginning of period, as previously reported	97,892	65,853
Change in accounting for convertible debentures (Note 2)	(1,871)	(1,095)
Accumulated earnings, beginning of period, as restated	96,021	64,758

Accumulated earnings, end of period	$79,196	$69,733

Net earnings (loss) per unit
Basic	$(0.16)	$0.07
Diluted	$(0.16)	$0.07
Weighted average units outstanding
Basic	104,875	74,927
Diluted	106,247	76,085

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Three Months Ended March 31
($000s except per unit amounts, unaudited)	2005	2004
		(Restated - Note 2)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES
Net earnings (loss)	$(16,825)	$4,975
Adjustments for:
Unit-based compensation	2,432	569
Depletion, depreciation and amortization	57,986	29,477
Accretion	1,173	645
Unrealized loss on financial derivatives	56,139	11,071
Provision for future income taxes (recovery)	(20,407)	(4,992)
Cash flow from operations	80,498	41,745
Site restoration and abandonment costs incurred	(260)	(463)
Changes in operating working capital	(54,725)	(17,544)
	25,513	23,738

FINANCING ACTIVITIES
Proceeds from bank debt	50,955	17,031
Proceeds from issuance of units, net of issue costs	2,337	1,042
Reduction of hedging obligation and other liabilities	(55)	(499)
Distributions to unitholders	(50,677)	(36,259)
Changes in financing working capital	199	192
	2,759	(18,493)
	28,272	5,245

INVESTING ACTIVITIES
Disposition of petroleum and natural gas properties	1,833	8,906
Capital expenditures	(26,724)	(17,943)
Changes in investing working capital	(3,381)	3,792
	(28,272)	(5,245)
Cash beginning and end of period	$—	$—

The Trust paid the following cash amounts:
Interest paid	$4,992	$1,968
Capital taxes paid	$—	$648

See accompanying notes to consolidated financial statements

Notes to the Consolidated Financial Statements

(all tabular amounts, except per unit, expressed in $000s, unaudited)

1.  SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust (“Acclaim”) have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2004 except for the change outlined in Note 2.  Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted.   These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

2.  CHANGE IN ACCOUNTING POLICy

(a)  Convertible Debentures

On January 1, 2005, Acclaim retroactively adopted the changes to Canadian Institute of Chartered Accountants Standard S.3860, Financial Instruments.  Before the change in accounting, Acclaim classified convertible debentures as equity and the interest was included in Accumulated Earnings.  The new standard requires Acclaim’s convertible debentures to be classified as a liability, the related interest to be expensed as incurred and the issue costs to be amortized over the term of the convertible debentures.  Under the new standard, a portion of the convertible debentures relating to the value of the conversion feature is required to be classified as equity.  The value of the conversion feature was determined to be negligible, therefore the convertible debentures have been disclosed entirely as a liability.

The following December 31, 2004 balances were restated as a result of the change:

	As Previously Reported	Adjustment	As Restated
Deferred financing charges	$—	$3,311	$3,311
Convertible debentures - liability	—	79,463	79,463
Convertible debentures - equity	74,281	(74,281)	—
Accumulated earnings	97,892	(1,871)	96,021
Interest on convertible debentures	$—	$5,427	$5,427

3.  PROPERTY, PLANT AND EQUIPMENT

	March 31, 2005	December 31, 2004
Property, plant and equipment, at cost	$1,772,196	$1,747,305
Accumulated depletion and depreciation	464,445	406,459
	$1,307,751	$1,340,846

4.  ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the well and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligation to be $59.6 million (December 31, 2004 - $58.6 million) based on a total future liability of $186.0 million.  The costs are expected to be incurred over an average period of 15 years.  The estimated liability has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 2.0 percent.

The following table reconciles Acclaim’s asset retirement obligation:

Asset Retirement Obligation	Amount
Balance, December 31, 2004	$58,649
Increase in liability during period	—
Settlement of liabilities during period	(260)
Accretion expense	1,173
Balance, March 31, 2005	$59,562

5.  CONVERTIBLE DEBENTURES

	Number of Units Available on Conversion (000s)	Amount
i) 8% Convertible Debentures
Balance, December 31, 2004	5,401	$72,901
Converted to units during the period	(466)	(6,295)
Balance, March 31, 2005	4,935	$66,606

ii) 11% Convertible Debentures
Balance, December 31, 2004	672	$6,562
Converted to units during the period	(100)	(972)
Balance, March 31, 2005	572	$5,590
Total, March 31, 2005	5,507	$72,196

On June 15, 2004, the Trust issued $75.0 million, 8% convertible extendible unsecured subordinated debentures.  The debentures are convertible into units at a conversion price of $13.50.  During 2005, $6.3 million of 8% debentures were converted resulting in the issuance of 466,000 units.

In December 2002, the Trust issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures.  The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit.  During 2005, $1.0 million of 11% debentures were converted which resulted in the issuance of 100,000 units.

6.  CAPITAL

a) Trust Units	Number of Units (000s)	Amount ($000s)
Balance, December 31, 2004	103,580	$1,003,294
Issued pursuant to equity offerings, net of costs	—	(264)
Conversion of exchangeable shares	401	3,790
Conversion of 8% debentures	466	6,295
Conversion of 11% debentures	100	972
Issued for employee savings plan	44	654
Distribution reinvestment plan	134	1,947
Employee unit incentive plan	243	3,478
	104,968	1,020,166
Unit purchase loan receivable	—	(1,032)
Balance, March 31, 2005	104,968	$1,019,134

b) Exchangeable Shares	Number of Units (000s)	Amount ($000s)
Balance, December 31, 2004	808	$7,837
Shares exchanged	(401)	(3,790)
Adjustment to exchange ratio for distributions	21	—
Balance, March 31, 2005	428	$4,047

Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with the exchangeable shares being exchangeable into 343,554 units immediately and the remainder exchangeable on October 1, 2005.

The unit-based compensation plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates.  The Restricted Units vest over a three-year period.  The Performance Units vest on the third anniversary of the date of the grant.  The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts and other companies.  A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held.  The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of March 31, 2005, there were 826,899 Restricted Units outstanding entitling holders to 920,438 units upon vesting.  A compensation expense of $0.8 million was recorded during the three month period to approximate the change in fair value (based on period end price of the units) of the Restricted Units.

As of March 31, 2005 there were 467,650 Performance Units outstanding entitling holders to 424,720 units.  A compensation expense of $1.6 million was recorded during the three month period based on an estimate of the performance of the Trust relative to its peers.

7.  DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been made to unitholders:

	$/Unit	Amount

Balance, December 31, 2004	$4.3875	$317,104
January, 2005	0.1625	16,885
February, 2005	0.1625	16,961
March, 2005	0.1625	17,056
	$0.4875	$50,902
	$4.8750	$368,006

8.  FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

Commodity Contracts	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Natural Gas
Fixed price volume (Gj/d)	5,000	5,000	5,000	1,667	—
Fixed Price average ($/Gj)	$7.00	$7.00	$7.00	$7.00	—
Participating swaps (Gj/d)	—	5,000	5,000	8,333	10,000
Participating swaps ($/Gj)	—	$6.00	$6.00	$7.00	$7.00
Collar volume (Gj/d)	40,000	30,000	30,000	20,000	15,000
Collar floors ($/Gj)	$6.40	$6.00	$6.00	$6.50	$7.00
Collar caps ($/Gj)	$10.51	$8.17	$8.17	$9.29	$10.42
Call spreads (Gj/d)	5,000	—	—	—	—
Call spreads bought ($/Gj)	$9.00	—	—	—	—
Call spreads sold ($/Gj)	$11.50	—	—	—	—
Calls sold (Gj/d)	3,000	3,000	3,000	1,000	—
Calls sold ($/Gj)	$2.80	$2.80	$2.80	$2.80	—
Total volume hedged (Gj/d)	53,000	43,000	43,000	31,000	25,000

Crude Oil
Fixed price volume (bbl/d)	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Fixed price average ($US/bbl)	$40.03	$40.03	$40.03	$40.03	$40.03	$40.03	$40.03	$40.03
Participating swaps (bbl/d)	—	—	—	—	1,000	1,000	1,000	1,000
Participating swaps ($US/bbl)	—	—	—	—	$47.50	$47.50	$47.50	$47.50
Collar volume (bbl/d)	7,667	8,000	8,000	8,000	2,500	2,500	2,500	2,500
Collar floors ($US/bbl)	$30.61	$31.00	$31.00	$31.00	$41.00	$41.00	$41.00	$41.00
Collar caps ($US/bbl)	$38.94	$39.41	$39.41	$39.41	$54.91	$54.91	$54.91	$54.91
Call spreads (bbl/d)	—	—	500	500	—	—	—	—
Call spreads bought ($US/bbl)	—	—	$41.00	$41.00	—	—	—	—
Call spreads sold ($US/bbl)	—	—	$48.00	$48.00	—	—	—	—
Total volume hedged (bbl/d)	9,167	9,500	10,000	10,000	5,000	5,000	5,000	5,000

Future Commodity Contracts Daily Quantity	Contract Price	Term
Natural Gas - Collars (AECO)
15,000 Gj/d	Cdn$6.00 - $8.00	April 1, 2005 - October 31, 2005
5,000 Gj/d	Cdn$6.00 - $9.00	April 1, 2005 - October 31, 2005
5,000 Gj/d	Cdn$7.00 - $10.00	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00 - $10.25	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00 - $11.00	November 1, 2005 - March 31, 2006

Natural Gas -Three Way Contracts (AECO)
10,000 Gj/d	Cdn$5.00-$6.00-$8.00	April 1, 2005 - October 31, 2005

Natural Gas - Fixed Price Contracts (AECO)
5,000 Gj/d	Cdn$7.00	November 1, 2004 - October 31, 2005

Natural Gas - Participating Swaps (AECO)
5,000 Gj/d	Cdn$6.00 + 85% participation	April 1, 2005 - October 31, 2005
5,000 Gj/d	Cdn$7.00 + 65% participation	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00 + 75% participation	November 1, 2005 - March 31, 2006

Natural Gas - Calls Sold (AECO)
3,000 Gj/d	Cdn$2.80	November 1, 1999 - October 31, 2005

Crude Oil - Collars (WTI)
1,000 bbl/d	US$32.00 - $38.40	January 1, 2005 - December 31, 2005
2,000 bbl/d	US$32.00 - $39.00	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$40.00 - $50.25	February 1, 2005 - December 31, 2005
1,000 bbl/d	US$40.00 - $50.87	January 1, 2006 - December 31, 2006
1,000 bbl/d	US$40.00 - $52.90	January 1, 2006 - December 31, 2006
500 bbl/d	US$45.00 - $67.00	January 1, 2006 - December 31, 2006

Crude Oil - Three Way Collars (WTI)
1,000 bbl/d	US$20.00-24.00-30.00	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$24.00-27.00-40.05	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$24.00-27.00-35.00	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$30.00-34.00-43.60	January 1, 2005 - December 31, 2005

Crude Oil Participating Swaps (WTI)
500 bbl/d	US$45.00 + 79% Participation	January 1, 2006 - December 31, 2006
500 bbl/d	US$50.00 + 55% Participation	January 1, 2006 - December 31, 2006

Crude Oil - Fixed Price Contracts (WTI)
1,000 bbl/d	US$40.00	January 1, 2005 - December 31, 2006
500 bbl/d	US$40.10	January 1, 2005 - December 31, 2006

Crude Oil - Call Spreads (WTI)
500 bbl/d (purchased by Acclaim)	US$41.00 - $48.00	July 1, 2005 - December 31, 2005

Alberta Power - Fixed Price Contracts (Alberta Power Pool)
2 MWh	Cdn$43.75	January 1, 2004 - December 31, 2005
2 MWh	Cdn$47.50	January 1, 2005 - December 31, 2006
5 MWh	Cdn$48.25	January 1, 2006 - December 31, 2006

The following table is a reconciliation of the change in the fair value of the financial derivative instruments during the period:

	Financial Derivative Loss	Financial Derivative Liability	Unrealized Loss
Balance, December 31, 2004	$2,818	$(13,911)	$—
Amortization	(855)	—	855
Unrealized loss on financial derivatives		(55,284)	55,284
Balance, March 31, 2005	$1,963	$(69,195)	$56,139

The estimated fair value of financial derivative instruments is based on quoted market prices.

9.  COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management’s view, are significant.

10.  CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta.  Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005.  The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively.  Total costs associated with the incident are currently estimated to approximate $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site.  Acclaim is currently working through the claims process with its insurers.  At March 31, 2005, costs approximating $33.9 million have been incurred of which $30.5 million has been paid to suppliers for services provided.  Insurance recoveries to date total $8.0 million.

As the reclamation and claim process is ongoing the financial impact of the incident on Acclaim is currently not determinable.